100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4189 444 Cedar Street, Suite 2060, St. Paul, MN 55101, Tel: +1 (651) 389-4100 www.polymetmining.com
TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2013-01

POLYMET IMPROVES NORTHMET PROJECT

St. Paul, Minnesota, February 14, 2013 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) is pleased to report project improvements and further progress in the environmental review of its 100%-owned copper-nickel-precious metals project (the "NorthMet Project") located in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The Minnesota Department of Natural Resources (MDNR), US Forest Service (USFS), and US Army Corps of Engineers (USACE) are the "Lead Agencies" responsible for producing a supplemental draft Environmental Impact Statement ("EIS"), which will describe the project and its potential impacts in detail, providing the foundation for issuance of permits and approvals required to construct and operate the project.

Project Improvements

In addressing comments on the draft EIS, PolyMet has undertaken an extensive review of all aspects of the NorthMet Project which has resulted in numerous improvements that will reduce the Project's environmental impacts. These improvements are in addition to the previously announced operational and economic enhancements, which were described in the NorthMet Updated Technical Report under National Instrument 43-101, filed on January 23, 2013.

The reduced environmental impacts include:

  Reductions in sulfur dioxide, mercury and greenhouse gas emissions at the plant site.
  Capture of groundwater and surface seepage with the construction of an in ground containment system to the north and west of the existing tailings basin.
  All contact water discharged from the project will be treated through reverse osmosis ("RO") plants. Based on a pilot scale RO treatment plant that has successfully treated over 1.5 million gallons of water to date, contact water discharge will meet applicable state and federal water quality standards, including (but not limited to) Minnesota's wild rice standard for sulfate.

These design improvements have been incorporated into the groundwater, surface water and air dispersion models that assess potential environmental impacts of the project.

Jon Cherry, PolyMet's president and CEO stated, "Reductions in the environmental impact of our project are a significant step toward completion of the supplemental draft EIS, which is on track for mid-summer 2013."

Mr. Cherry continued, "We are now commencing detailed capital and operating cost updates based on these project changes and are reviewing detailed construction plans and schedules to prepare for project construction once we receive permits."

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Jenny Knudson
VP – Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended October 31, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.